UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F  ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Grant of Temporary Exception to Remain Listed on Nasdaq

Moolec Science SA (NASDAQ: MLEC), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under registration number B268440 (“Moolec” or the “Company”) received a letter on April 3, 2025 (the “Exception Letter”), from the Nasdaq Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Exception Letter granted the Company a temporary exception to regain compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”).

The Company was granted an exception until May 30, 2025 to effect the reverse stock split and thereafter regain compliance with the Bid Price Rule, subject to the milestones outlined below. In the event the Company fails to regain compliance with the Bid Price Rule by that date, its securities will be delisted.

1.	On or before April 22, 2025, the Company must obtain shareholder approval for a reverse stock split at a ratio sufficient to achieve and maintain long-term compliance with the Bid Price Rule and notify the Panel that it has done so;

2.	On or before May 16, 2025, the Company must effect the reverse stock split and, thereafter, maintain a $1 closing bid price for a minimum of ten consecutive business days.

The Company is required during the exception period to provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, prompt advance notice of any event that may call into question the Company’s ability to meet the terms of the exception granted.

On March 14, 2025, the Company’s board of directors resolved to convene as soon as practicable an extraordinary shareholders meeting to consider and vote on the reverse stock split. On April 3, 2025, the Company’s board of directors resolved to convene an extraordinary shareholders meeting to be held on April 22, 2025, to consider and vote on the reverse stock split and other matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: April 4, 2025	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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